June 10, 2010
Via Edgar, Facsimile and overnight mail
Mark P. Shuman
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed on February 22, 2010
File No. 000-15386
Dear Mr. Shuman:
     We are in receipt of your letter dated May 28, 2010 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended January 2, 2010 filed on February 22, 2010, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed April 16, 2010)
Compensation Discussion and Analysis, page 14
Performance-Based Cash Incentive Compensation, page 16
1.
You disclosed that the named executive officers would earn up to 25% of the targeted cash bonus amount based on individual performance ratings. Please expand your disclosure to provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers. Include an analysis of how the individual performance ratings contributed to actual compensation for each of the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
June 10, 2010
CERN Page 2
Company’s Response:
As noted above, page 16 of the Company’s 2010 Proxy Statement discusses the 2009 maximum bonus amount available to our Named Executives Offices (NEOs) under the Company’s Performance-Based Compensation Plan. As discussed on page 16, the maximum cash bonus payments to the Company’s NEOs for 2009, if fully attained and approved by the Compensation Committee or its Subcommittee (the “Committee”), consisted of: i) 140% of the targeted bonus amount tied to the pre-approved performance metric for the year, ii) the 2009 supplemental performance-based cash incentive opportunity tied to the pre-approved performance metric for the year, and iii) 25% of the targeted cash bonus amount (excluding the 2009 supplemental performance-based cash incentive) based on the NEOs individual performance rating. The Company discloses further on page 17 of the Proxy Statement (third full paragraph) that cash bonus payments to our NEOs for 2009 performance were based only on attainment of the performance metric (earnings per share), resulting in cash bonus payments only under items i) and ii) above. Cash bonus payments tied to the individual performance ratings for each NEO were not approved by the Committee in 2009 and therefore, individual performance ratings were not applied as a factor to the cash bonus payments for any of the Company’s NEOs in 2009. In future Proxy Statements, the Company agrees to expand its disclosure to more clearly describe whether or not the individual performance ratings have been applied to the prior year’s cash bonus payments to the Company’s NEOs and to define any applicable individual performance ratings that are applied.
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            The Company appreciates the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer